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Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Yukon-Nevada Gold Corp.

We consent to the inclusion in this annual report on Form 40-F of:

-

our auditors' report dated March 20, 2008 on the consolidated balance sheets of Yukon- Nevada Gold Corp. ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of operations, deficit, comprehensive loss cash flows for each of the years then ended.

-	our auditors' report on reconciliation to United States GAAP dated September 24, 2008 each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

Chartered Accountants

Vancouver, Canada

September 24, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.